Consolidated Financial Statements 2006

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
SR Telecom Inc.

We have audited the consolidated balance sheets of SR Telecom Inc. (the “Company”) as at December 31, 2006 and 2005 and December 1, 2005, and the consolidated statements of operations, deficit and cash flows for each of the periods in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and December 1, 2005, and the results of its operations and its cash flows for each of the periods in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Montreal, Canada
June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007

Comments by Auditor on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as those discussed in Note 3a) and 31h), as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007 is expressed in accordance with Canadian reporting standards, which do not require references to such change in accounting policies in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements, nor permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Montreal, Canada
June 11, 2007, except as to Notes 2 and 32(a), which are as of July 3, 2007

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED BALANCE SHEETS

				December 1,
As at		December 31, 2006	December 31, 2005	2005 (note 1)

(in thousands of Canadian dollars)	Notes	$	$	$

Assets
Current assets
Cash and cash equivalents		19,250	9,479	4,796
Restricted cash and short-term investments	8	7,838	732	442
Accounts receivable, net	4	26,940	33,011	40,314
Taxes receivable		1,613	2,484	2,248
Inventory	6	12,026	30,863	33,932
Prepaid expenses and deposits		5,828	4,340	5,580
Total current assets		73,495	80,909	87,312

Investment tax credits	18	-	4,616	4,616
Long-term accounts receivable, net	5	2,365	-	-
Long-term prepaid expenses and deposits		399	-	-
Property, plant and equipment, net	7	43,738	57,842	58,958
Intangible assets, net	9	27,794	41,904	42,614
Other assets, net	10	2,762	2,280	2,467
Total assets		150,553	187,551	195,967

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	35,935	35,478	34,913
Customer advances		3,131	1,227	1,771
Current portion of lease liability	16	-	4,197	4,202
Current portion of long-term debt	12	33,211	34,581	34,667
Total current liabilities		72,277	75,483	75,553

Credit facility	13	52,941	47,862	47,551
Convertible term loan	15	10,487	-	-
Long-term debt	12	381	479	488
Convertible redeemable secured debentures	14	1,785	40,630	39,987
Other long-term liability	24(c-iii)	1,749	1,749	1,752
Total liabilities		139,620	166,203	165,331

Commitments and contingencies	24

Shareholders' Equity
Capital stock	17	352,174	230,086	229,927
Equity component of convertible redeemable secured debentures	14	1,008	27,785	27,851
Equity component of convertible term loan	15	9,645	-	-
Contributed surplus		1,911	-	-
Deficit, pre-fresh start accounting	1	(227,142	(227,142)	(227,142)
Deficit		(126,663	(9,381)	-
Total shareholders' equity		10,933	21,348	30,636
Total liabilities and shareholders' equity		150,553	187,551	195,967

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise	Serge Fortin
Director	President and Chief Executive Officer

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF OPERATIONS
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars,		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
except per share and share information)	Notes	$	$	$	$

Revenue
Equipment		62,363	5,055	45,712	67,598
Services		5,904	583	5,630	12,892
Telecommunications		19,188	1,734	17,670	18,584
Total revenue		87,455	7,372	69,012	99,074

Cost of revenue
Equipment		64,520	4,306	40,103	47,209
Services		4,831	467	2,536	8,685
Total cost of revenue		69,351	4,773	42,639	55,894

Gross profit		18,104	2,599	26,373	43,180

Agent commissions		903	61	1,660	4,724
Selling, general and administrative expenses		50,796	2,634	31,749	39,962
Research and development expenses, net	18	20,954	990	20,610	30,159
Telecommunications operating expenses		15,298	1,446	19,462	18,670
Restructuring, asset impairment and other charges	22	31,515	-	17,200	7,701
Operating loss from continuing operations		(101,362)	(2,532)	(64,308)	(58,036)

Finance charges, net	20	(14,860)	(2,316)	(17,069)	(8,083)
Gain on sale of long-term investment	19	-	-	-	3,444
Gain on settlement of claim	16/24(d)	-	-	2,670	4,583
Gain (loss) on foreign exchange		543	(289)	1,591	2,254
Loss from continuing operations before income taxes		(115,679)	(5,137)	(77,116)	(55,838)
Income tax (expense) recovery	21	(736)	(23)	109	(21,104)
Loss from continuing operations		(116,415)	(5,160)	(77,007)	(76,942)

Earnings (loss) from discontinued operations,
net of income taxes	23	788	(4,221)	(4,758)	(9,192)

Net loss		(115,627)	(9,381)	(81,765)	(86,134)

Basic and diluted	17
Loss per share from continuing operations		(0.17)	(0.08)	(4.34)	(4.62)
Loss per share from discontinued operations		-	(0.06)	(0.27)	(0.55)
Net loss per share		(0.17)	(0.14)	(4.61)	(5.17)

Basic and diluted weighted average number of
common shares outstanding		671,477,773	65,385,505	17,751,817	16,661,454

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF DEFICIT
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars)		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	Notes	$	$	$

Balance, beginning of period		(9,381)	-	(180,561)	(90,941)
Fresh start accounting adjustments	1	-	-	35,184	-
Cumulative effect of adoption of new
accounting policies	3	-	-	-	(272)
Deficit, beginning of period, as restated		(9,381)	-	(145,377)	(91,213)
Net loss		(115,627)	(9,381)	(81,765)	(86,134)
Issue costs of equity component of convertible term loan		(690)	-	-	-
Share issue costs		(965)	-	-	(3,214)
Balance, end of period		(126,663)	(9,381)	(227,142)	(180,561)

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
				Pre-fresh start (note 1)
		Year ended	One month ended	Eleven months ended	Year ended
(in thousands of Canadian dollars)		December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	Notes	$	$	$	$

Cash flows provided by (used in) continuing operating activities
Loss from continuing operations		(116,415)	(5,160)	(77,007)	(76,942)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization		15,431	1,464	10,550	12,193
Restructuring, asset impairment and other charges	22	30,106	-	14,001	1,681
Loss (gain) on disposal of property, plant
and equipment		774	21	603	(166)
Financing charges		6,659	823	11,211	-
Increase in lease liability		-	-	-	1,586
Gain on sale of long-term investment	19	-	-	-	(3,444)
Gain on settlement of claim	16	-	-	(2,670)	(4,583)
Stock-based compensation		3,019	-	728	247
Future income taxes		-	-	-	20,275
Changes in operating assets and liabilities:
(Increase) decrease in long-term
accounts receivable		(2,365)	-	3,727	(4,073)
Decrease (increase) in non-cash
working capital items	25	17,740	9,802	(8,271)	14,430
Unrealized foreign exchange (gain) loss		(169)	126	(868)	(3,236)
		(45,220)	7,076	(47,996)	(42,032)

Cash flows provided by continuing financing activities
Repayment of bank indebtedness		-	-	-	(3,000)
Issuance of credit facility	13	-	-	48,127	-
Repayment of long-term debt and lease liability		(5,863)	-	(1,314)	(12,536)
Issuance of convertible term loan	15	20,000	-	-	-
Proceeds from issue of shares and warrants,
net of share issue costs	17	53,310	-	-	46,787
Financing costs		(1,581)	-	(5,392)	-
		65,866	-	41,421	31,251

Cash flows (used in) provided by continuing investing activities
(Increase) decrease in restricted cash and short-term investments		(7,106)	(290)	952	5,191
Purchase of short-term investments		-	-	-	(45,439)
Proceeds on sale of short-term investments		-	-	-	48,796
Purchase of property, plant and equipment		(4,331)	(757)	(3,331)	(6,092)
Proceeds on disposal of property, plant
and equipment		562	7	1,418	859
Proceeds on sale of long-term investment		-	-	-	3,444
Other		-	-	-	(579)
		(10,875)	(1,040)	(961)	6,180

Increase (decrease) in cash and cash equivalents
Continuing operations		9,771	6,036	(7,536)	(4,601)
Discontinued operations	23	-	(1,353)	7,783	716
Increase (decrease) in cash and cash equivalents		9,771	4,683	247	(3,885)

Cash and cash equivalents, beginning of period		9,479	4,796	4,549	8,434
Cash and cash equivalents, end of period		19,250	9,479	4,796	4,549

The accompanying notes are an integral part of these consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

1.	Description of business, fresh start accounting and basis of presentation

Description of business
SR Telecom Inc. (SR Telecom or the Company) was incorporated on February 17, 1981, under the Canada Business Corporations Act. SR Telecom designs, delivers and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural S.A. (CTR), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company announced the closing of the sale of CTR (see note 32).

Fresh start accounting and basis of presentation
On November 30, 2005, pursuant to the terms of the Convertible Debentures (see note 14), a $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares. This conversion resulted in a substantial realignment of the interests in the Company between the creditors and shareholders.

Effective November 30, 2005, the date of the conversion, the Company adopted fresh start accounting. Accordingly, the Company reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments have been accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes the adjustments recorded to implement the fresh start basis of accounting:

	Prior to the adoption of fresh start accounting November 30, 2005	Fresh start adjustments	Notes	After adjustments December 1, 2005
	$	$	$	$
Assets
Current assets	86,727	585	(i)	87,312
Property, plant and equipment	77,581	(18,623)	(ii)	58,958
Intangible assets	3,668	38,946	(iii)	42,614
Investment tax credits	4,616	-		4,616
Other assets	2,467	-		2,467
	175,059	20,908		195,967

Liabilities
Current liabilities	75,553	-		75,553
Credit facility	47,551	-		47,551
Long-term debt	488	-		488
Convertible redeemable secured debentures	40,261	(274)	(v)	39,987
Other long-term liability	1,752	-		1,752
	165,605	(274)		165,331

Shareholders' Equity
Capital stock	219,653	10,274	(v)	229,927
Warrants	13,029	(13,029)	(iv)	-
Equity component of convertible redeemable
secured debentures	37,851	(10,000)	(v)	27,851
Contributed surplus	1,247	(1,247)	(iv)	-
Deficit pre-fresh start accounting	(262,326)	35,184	(vi)	(227,142)
	9,454	21,182		30,636
	175,059	20,908		195,967

Summary of adjustments
The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the substantial realignment of the interests between the shareholders and the creditors of the Company.

(i)
The revaluation resulted in an increase in the current assets, mainly reflecting work-in-process and finished goods inventory. The work-in-process fair value was determined using management’s best estimate of selling price less cost to sell and complete. The finished goods inventory fair value was determined using management’s best estimate of selling price less cost to sell.

(ii)
The revaluation resulted in a net decrease in property, plant and equipment. This decrease related primarily to the property, plant and equipment of CTR. $26.0 million of the decrease was the result of management’s best estimate of the fair value of CTR as a whole and the allocation of its fair value to the assets and liabilities. The property, plant and equipment in the Wireless business segment was valued based on fair market value in continued use of the assets, resulting in a $7.4 million increase in the value of these assets.

(iii)
The revaluation resulted in the Company assigning a value to its technology, using the relief-from-royalties method, calculated using projections developed by management. As well, as part of the revaluation, a value was attributed to customer relationships based on the related revenue and cash flows expected to be generated from these customers determined using projections developed by management.

(iv)	The value of contributed surplus and warrants was determined to be nil at the revaluation date. This value was determined using the Black-Scholes option pricing model.
(v)
Pursuant to the terms of the Convertible Debentures, $10.0 million principal amount, plus accrued interest thereon, classified in equity at the issuance date, was reclassified to capital stock upon their conversion to common shares.

(vi)	The adjustment reflects the increase in net assets of the Company as a result of the revaluation.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Comparative figures
Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2006. These reclassifications related to not presenting assets of discontinued operations separately from assets of continuing operations in the balance sheets as at December 31, 2005 and December 1, 2005.

2.	Going concern uncertainty
The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the year ended December 31, 2006, the Company incurred a net loss of $115.6 million ($9.4 million for the month ended December 31, 2005 and $81.8 million for the eleven months ended November 30, 2005) and used cash of $45.2 million ($7.1 million for the month ended December 31, 2005 and $48.0 million for the eleven months ended November 30, 2005) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil (see note 12). As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy.

On March 6, 2007, the Company concluded the conversion/redemption of the remaining Convertible Debentures, allowing for the release of $4.7 million of restricted cash.

On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal (Québec), Canada for gross proceeds of $8.6 million.

On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing (see note 32, subsequent events).

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	Significant accounting policies
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(a)	Adoption of new accounting policies

Consolidation of Variable Interest Entities
The Canadian Institute of Charted Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest. This guideline provides certain guidance for determining when an enterprise includes assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applied to the Company as of January 1, 2005. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Financial Instruments – Disclosure and Presentation
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operations or financial position of the Company at the time of adoption.

Non-Monetary Transactions
The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830.  However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in the former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption was permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Company chose early adoption of these standards. Adoption of this guideline did not have an impact on the results of operations or financial position of the Company.

Stock-Based Compensation and Other Stock-Based Payments
The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Company has adopted the transitional provisions of this section, effective January 1, 2004, where compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $0.3 million and contributed surplus was increased by the same amount at January 1, 2004.

(b)	Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less at the time of purchase.

(c)	Inventory
Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

(d)	Income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted and substantially enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(e)	Property, plant and equipment
Property, plant and equipment are recorded at cost (see note 1) and are depreciated or amortized over their estimated useful lives on the following bases:

Telecommunications network equipment	straight-line over 20 years
Building and improvements	straight-line over 20 and 10 years
Leasehold improvements	straight-line over term of lease
Machinery, equipment and fixtures	20% diminishing balance and straight-line over 3 years
Computer equipment and licences	30% diminishing balance and straight-line over 5 years

(f)	Intangible assets
Intangible assets are recorded at cost (see note 1) and amortized on a straight-line basis over their estimated useful lives on the following bases:

Customer relationships	straight-line over 5 years
Technology	straight-line over 5 years

(g)	Deferred charges
Costs incurred to issue debt are deferred and amortized over the term of the obligation.

(h)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets, subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposal. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized at the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries that are financially or operationally dependent on the parent Company are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rates for the period. Translation gains and losses of such subsidiaries’ accounts are reflected in the statement of operations.

(j)	Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom is the US Securities and Exchange Commission’s Staff Accounting Bulletins No. 101 and 104, Revenue Recognition in Financial Statements (SAB 101 and SAB 104) and  the Emerging Issues Committee (EIC) issued abstracts on revenue recognition: EIC 141, Revenue Recognition, and EIC 142, Revenue Arrangements with Multiple Deliverables.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Company determines if the elements within the arrangement can be separated amongst its different elements, using guidance under Canadian and US generally accepted accounting principles. That is, (i) the product or service represents a separate earnings process; (ii) objective, reliable and verifiable evidence of fair value exists; and (iii) the undelivered elements are not essential to the functionality of the delivered elements. Under this guideline, the Company recognizes revenue for each element based on relative fair values. Telecommunications service revenue is recognized as the services are rendered.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The Company’s products and services are generally sold pursuant to contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining costs exceed the remaining revenue, a loss is immediately recognized in the financial statements.

The Company is, pursuant to certain arrangements, subject to late delivery penalties on equipment sales. Penalties are recorded as a reduction of revenue, when the revenue is recognized.

The Company’s customary trade terms include, from time to time, holdbacks on contracts (retainages on contracts) that are due for periods extending beyond one year and are included in long-term accounts receivable (see note 5). Performance of the Company’s obligations under contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Company ensures collection of its revenue through the use of insurance companies, letters of credit and the analysis of the credit worthiness of its customers.

The Company’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns and other allowances at the time of shipment are based on contract terms and experience from prior claims.

(k)	Research and development

The Company incurs costs relating to the research and development of new products. Research costs are expensed as incurred. Development costs are expensed as incurred unless specific criteria for deferral, in accordance with Canadian GAAP, are met. The development costs are not considered deferrable at this time. Government grants and recognized investment tax credits are netted against such costs.

(l)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency risk. The Company does not enter into financial instruments for trading or speculative purposes. The Company enters into offsetting forward exchange contracts when it is deemed appropriate. The Company does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities. No such contracts exist as at December 31, 2006.

(m)	Earnings per share

The Company presents both basic and diluted earnings per share on the face of the statement of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options, warrants and conversion features of other instruments.

(n)	Employee benefit plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Company’s portion of the contributions made under the plan. This plan was suspended effective January 1, 2006.

(o)	Advertising costs
Advertising costs are expensed as incurred. Amounts expensed were nominal for each of the periods presented.

(p)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions that are subject to a high degree of estimation are: fair value determination of assets and liabilities; revenue recognition for long-term contracts; allowance for doubtful accounts receivable; inventory obsolescence; product warranty; amortization; asset valuations; impairment assessments; income taxes; restructuring costs; stock-based compensation; convertible debt; and other provisions and contingencies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(q)	New accounting recommendations

New accounting recommendations

Financial instruments
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans, receivables and investments that are classified as held to maturity, (ii) other financial liabilities be measured at amortized cost or classified as held for trading purposes, and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company will adopt these new sections effective January 1, 2007.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, currently presented in other assets on the consolidated balance sheet, will be reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, currently presented in accounts payable and accrued liabilities on the balance sheet, will also be reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, approximately $0.3 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable will be discounted to their amortized cost January 1, 2007. Approximately $0.6 million will be recorded in opening deficit as at January 1, 2007 to reflect the difference between the amortized cost and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods will not be restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 will not have a material impact on the Company’s consolidated financial statements.

Comprehensive income
The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the unrealized gains and losses on derivatives in cash flow hedging relationships.

The CICA also made changes to Section 3250 of the CICA Handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of Section 1530, Comprehensive Income.

Adopting these sections on January 1, 2007 will require the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

➢	Comprehensive income and its components
➢	Accumulated other comprehensive income and its components

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

4.	Accounts receivable, net

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Trade	25,407	33,525	40,969
Trade, unbilled	856	882	550
Other (i)	7,153	7,029	6,948
Allowance for doubtful accounts (i)	(6,476)	(8,425)	(8,153)
	26,940	33,011	40,314

(i)  Includes an account receivable from Teleco de Haiti as follows:

	December 31, 2006		December 31, 2005		December 1, 2005
	$	US$	$	US$	$	US$

Account receivable	5,452	4,679	5,455	4,679	5,461	4,679
Allowance for doubtful accounts	(3,121)	(2,679)	(3,706)	(3,179)	(3,710)	(3,179)
	2,331	2,000	1,749	1,500	1,751	1,500

In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M. (Teleco de Haiti). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million. In the eleven-month period ended November 30, 2005, following various proceedings and actions during 2002 to 2005, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million).

In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement was signed by SR Telecom and MCI, but was not signed by Teleco de Haiti. Teleco de Haiti did not agree to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. As a result, the case was returned to litigation and its outcome remained uncertain. Management believed that the most likely outcome would not result in the recovery of the receivable and accordingly, in the third quarter of 2006, increased its provision for doubtful account for the entire balance outstanding of $5.5 million.

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million (US$2.0 million). SR Telecom received the settlement amount in late March 2007. As such, the provision for doubtful accounts as at December 31, 2006 was adjusted to reflect the settled amount.

5.	Long-term accounts receivable, net

The long-term accounts receivable of $2.4 million as at December 31, 2006 (nil as at December 31, 2005 and December 1, 2005), is comprised of holdbacks (retainages) on contracts that are due in 2009 and 2010.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

6.	Inventory

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Raw materials	17,572	25,983	25,321
Work-in-process	529	1,574	2,315
Finished goods	4,914	3,428	6,296
Reserve for obsolescence	(10,989)	(122)	-
	12,026	30,863	33,932

During the year, charges to adjust inventory cost to its net realizable value were incurred (see note 22).

7.	Property, plant and equipment

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Land	2,234	-	2,234	2,234	-	2,234	2,234	-	2,234
Telecommunications
network equipment	31,581	2,835	28,746	36,063	212	35,851	35,585	-	35,585
Building, improvements
and fixtures	5,166	712	4,454	5,608	51	5,557	5,603	-	5,603
Machinery and equipment	7,475	1,623	5,852	11,511	178	11,333	12,363	-	12,363
Computer equipment
and licences	3,451	999	2,452	2,936	69	2,867	3,173	-	3,173
	49,907	6,169	43,738	58,352	510	57,842	58,958	-	58,958

During the year, charges to adjust inventory cost to its net realizable value were incurred (see note 22).

Property, plant and equipment includes $0.3 million of machinery assets held under capital leases as at December 31, 2006 ($0.2 million as at December 31, 2005 and December 1, 2005), and $0.1 million of accumulated depreciation as at December 31, 2006 ($0.01 million as at December 31, 2005 and nil as at December 1, 2005). Computer equipment and licences include software licences of $1.6 million as at December 31, 2006 ($1.5 million as at December 31, 2005 and $1.4 million as at December 1, 2005), and accumulated depreciation of $0.5 million as at December 31, 2006 ($0.03 million as at December 31, 2005 and nil as at December 1, 2005).

Depreciation expense taken in the year ended December 31, 2006 amounted to $6.3 million ($0.5 million in the one month ended December 31, 2005, $8.5 million in the eleven months ended November 30, 2005 and $10.3 million in the year ended December 31, 2004).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

8.	Restricted cash and short term investments

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Guaranteed Investment Certificates pledged in support of letters of guarantee issued by Canadian and foreign chartered banks, bearing interest at rates ranging from 3.0% to 3.15% (ranging from 1.65% to
1.95% in 2005), maturing through November 2007	173	439	439
Restricted cash held by the Corporation's financial institution as part of the first ranking moveable hypothec over the Corporation's cash
and credit balances held at the financial institution	7,546	-	-
Cash sweep accounts in trust in Chile to meet interest and
principal obligations	119	293	3
	7,838	732	442

9.	Intangible assets, net

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Customer relationships	3,160	1,185	1,975	9,653	161	9,492	9,653	-	9,653
Technology	32,961	7,142	25,819	32,961	549	32,412	32,961	-	32,961
	36,121	8,327	27,794	42,614	710	41,904	42,614	-	42,614

An impairment charge of $5.4 million ($6.5 million, net of $1.1 million of accumulated amortization) for customer relationships was recorded in the third quarter of 2006 (see note 22). This charge resulted from management’s continued restructuring activities, including the realignment of its business on performing products. As a result, customer relationships directly related to products that the Company is either discontinuing or phasing out over time were written down to their estimated fair value determined as the present value of related estimated future cash flows.

Amortization expense taken in the year ended December 31, 2006 amounted to $8.7 million ($0.7 million in the one month ended December 31, 2005, $0.8 million in the eleven months ended November 30, 2005 and $0.9 million in the year ended December 31, 2004).

10.	Other assets, net

	December 31, 2006			December 31, 2005			December 1, 2005
	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value	Cost	Accumulated depreciation/ amortization	Net book value
	$	$	$	$	$	$	$	$	$

Deferred charges	3,384	622	2,762	2,493	213	2,280	2,467	-	2,467

As at December 31, 2006, other assets are comprised of professional fees of $3.4 million ($2.5 million as at December 31, 2005 and December 1, 2005) primarily relating to the establishment of the credit facility in 2005 and the amount allocated to the debt component of the convertible term loan obtained in 2006. The Company is amortizing these costs over the terms of the credit facility and the convertible term loan.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

11.	Accounts payable and accrued liabilities

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Trade accounts	20,887	20,475	18,684
Commissions	4,572	5,291	5,929
Accrued payroll and related expenses	3,681	3,186	4,107
Income taxes	749	344	355
Restructuring provision (note 22)	380	928	1,158
Accrued interest	526	471	188
Other	5,140	4,783	4,492
	35,935	35,478	34,913

In February 2006, the Company reached settlements with certain trade suppliers on outstanding accounts payable.  These trade suppliers were also former contract manufacturers for certain of the Company’s products. As a result of these transactions, a gain on settlement was recorded in cost of sales in the amount of $0.8 million (US$0.7 million) as of November 30, 2005.

12.	Long-term debt

	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Notes payable issued by CTR, under a term loan facility (i)	18,336	18,159	18,180
Notes payable issued by CTR, under a term loan facility (i)	14,780	16,288	16,307
Obligations under capital leases, bearing interest at rates ranging from
8.8% to 12.0%, repayable at various dates to April 2009	206	343	398
Senior unsecured debentures issued by the Corporation, due October 15, 2011, bearing interest at 8.15% payable semi-annually, redeemable at the option of the Company at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for
redemption (ii)	270	270	270
	33,592	35,060	35,155
Current portion	33,211	34,581	34,667
	381	479	488

(i)
On February 1, 2007, the Company announced the closing of the sale of CTR. As a result of the sale, the Company was fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR and capital lease obligations of CTR, and thus, the Company will not be required to make any payments for such liabilities.

Pursuant to the terms of an Amendment Agreement dated May 19, 2005, the CTR lenders agreed to restructure the repayment schedule of their loans and to postpone the maturity of the loans until May 17, 2008. As at December 31, 2006, a principal amount of $32.6 million or US$28.0 million ($34.3 million or US$29.5 million as at December 31, 2005 and December 1, 2005) was outstanding. The interest rate was at LIBOR plus 4.5%, and an additional 1% per year, payable in kind at maturity, which, at December 31, 2006, is included in long-term debt in the amount of $0.5 million ($0.1 million as at December 31, 2005 and December 1, 2005). SR Telecom continued to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12.0 million. This guarantee was secured against the assets of SR Telecom, ranked pari passu with the Convertible Debentures and was subordinate to the security for the credit facility.

These notes were secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Company had agreed to support CTR, including the completion of the network and the maintenance of the Company’s initial equity investment in CTR. SR Telecom had agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom could repatriate its equity funds from Chile to Canada over and above the amount of the initial equity and SR Telecom’s loans to CTR were subordinated to the notes payable. Guarantees were provided by the Company that, in certain circumstances, were limited to an amount of US$12.0 million. As at December 31, 2006, the lenders had full recourse against SR Telecom for the complete amount of the loans.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

These notes were subject to a number of performance, financial performance and financial position covenants, which were in default at December 31, 2006. In accordance with GAAP, these notes were classified as current liabilities. The covenants under the notes fell into two main categories: (1) the financial covenants required the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover; (2) the performance covenants focused on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

(ii)	All but $0.3 million face value of the senior unsecured debentures were exchanged for the Convertible Debentures in August 2005 (see note 14).

13.	Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures and subsequent shareholders of the Company, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Company.

The credit facility of US$39.6 million was fully drawn as at December 31, 2006, December 31, 2005 and December 1, 2005 in the amount of $46.2 million, $46.3 million and $46.2 million, respectively. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%.  The additional interest is accrued and included in the Credit Facility as at December 31, 2006, December 31, 2005 and December 1, 2005, in the amounts of $6.8 million, $1.7 million and $1.3 million, respectively. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available and a payout fee of either, at the option of the lenders, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Company), at maturity, payable by issuing debt or equity. All 2% commitment fees were paid upon initial draw down of the credit facility amounts. The 5% payout fee is included in accrued liabilities as at December 31, 2006 in the amount of $0.6 million (US$0.5 million) and as at December 31, 2005 and December 1, 2005 in the amount of $0.2 million (US$0.2 million).

14.	Convertible redeemable secured debentures
On July 21, 2005 the Company issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest into 10% convertible redeemable secured debentures (“Convertible Debentures”), due October 15, 2011. On August 24, 2005, all but $0.3 million face value of the 8.15% debentures were exchanged for $75.5 million face value of Convertible Debentures.

Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Company. The Convertible Debentures are secured by a charge over substantially all of the assets of the Company, ranking behind the security interest granted to the lenders under the Credit Facility and pari passu with the CTR notes, and are subject to the terms of an Inter-Creditor agreement entered into between the credit facility lenders, under the terms of the Credit Facility, the Convertible Debenture holders and the CTR lenders, which set out certain rights and obligations between them.

The Convertible Debentures are convertible into common shares at a rate of 4,606 common shares per $1,000 in principal amount of Convertible Debentures, representing a conversion price at closing of approximately $0.217 per common share.

In accordance with their terms, on November 30, 2005, $10.0 million in principal amount of the Convertible Debentures plus accrued interest thereon payable in kind were converted into 47,322,829 common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, the holders of the Convertible Debentures held approximately 72.9% of the then outstanding common shares.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

On February 2, 2006, the Company converted approximately $61.8 million of Convertible Debentures, including accrued interest payable in kind thereon, into 280,881,314 common shares. In addition, on February 27, 2006, the Company converted approximately $4.5 million of Convertible Debentures, including accrued interest payable in kind thereon, into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place throughout the first quarter of 2006. In aggregate, these conversions resulted in the reclassification of  $39.7 million from the debt component and $26.6 million from the equity component to capital stock.

During the three months ended June 30, 2006, the Company converted $0.4 million of Convertible Debentures, including accrued interest payable in kind thereon, into 1,763,286 common shares, which resulted in the reclassification of $0.2 million from the debt component and $0.2 million from the equity component to capital stock.

In accordance with Canadian GAAP, the Convertible Debentures were accounted for on the basis of their substance and are presented in their component parts of debt and equity.  The debt component was measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the Convertible Debentures discounted at an interest rate of 21%, which approximated the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Debentures was allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component was $1.8 million ($40.6 million as at December 31, 2005 and $40.0 million as at December 1, 2005), including $0.1 million of accreted interest ($0.7 million as at December 31, 2005 and $0.6 million as at December 1, 2005) and interest payable in kind in the amount of $0.3 million ($2.3 million as at December 31, 2005 and $1.8 million as at December 1, 2005), and the equity component was $1.0 million ($27.8 million as at December 31, 2005 and $27.9 million as at December 1, 2005).

15.	Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest would be payable in kind until December 2007. The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon, into common shares of the Company at the conversion rate of $0.17 per common share. The financial terms of the convertible term loan include an up-front, 2% commitment fee and a payout fee of 5% of the convertible term loan due at maturity. As at December 31, 2006, the commitment fee of $0.4 million has been paid and $0.02 million has been accrued for the payout fee.

In accordance with Canadian GAAP, the convertible term loan is accounted for on the basis of its substance and is presented in its component parts of debt and equity.  The debt component was measured, prior to adjustment, at the issue date as the present value of the cash payments of interest and principal due under the terms of the convertible term loan using a discount rate of 22%, which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The equity component was measured, prior to adjustment, at the issue date using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0.0%; volatility of 100.0%; risk-free interest rate of 3.9%; and expected life of 5 years. Both components, individually valued as described above, were adjusted, on a prorated basis, to arrive at each component of the convertible term loan. The debt component is accreted to its face value through a charge to earnings over its term.

As at December 31, 2006, the debt component is $10.5 million, including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million, and the equity component is $9.6 million.

Issue costs amounting to $1.4 million have been allocated between the debt and equity components of the convertible term loan: $0.7 million was allocated to the debt component and has been included in deferred costs; and $0.7 million was allocated to the equity component and has been included in deficit.

16.	Lease liability
With the acquisition of Netro Corporation in 2003, the Company assumed SR Telecom USA Inc.’s San Jose, California operating lease. As this location was not in use by SR Telecom USA Inc., at the time of acquisition in 2003, a lease liability of $8.6 million was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Company had been unable to sub-lease the premises, nor did it expect to be able to sublease the premises in the near term. As such, in the fourth quarter of 2004, the Company revised its estimate of expected sub-lease revenue, resulting in a $1.6 million charge in the statement of operations and a corresponding increase in the lease liability.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

In 2005, the landlord of the lease filed a lawsuit against SR Telecom USA Inc., seeking payment for rent and damages. On January 13, 2006, the Company reached a US$3.6 million settlement with the landlord for the full discharge of the lease liability, resulting in a gain of $2.7 million being recorded in the eleven months ended November 30, 2005. As at      December 1, 2005 and December 31, 2005, the Company’s lease liability was $4.2 million (US$3.6 million) reflecting the settlement payable. This settlement was paid in the first quarter of 2006. As at December 31, 2006, the Company’s lease liability was nil.

17.	Capital stock and warrants

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	Issued and outstanding	Capital stock
	common shares
		$
Opening balance as at January 1, 2004	10,467,283	180,866
February 18, 2004
Public offering (a)	5,714,287	31,029
Private placement (a)	571,500	3,104
February 24, 2004, over-allotment option related to public offering (a)	857,142	4,654
Termination of Employee Stock Purchase Plan - cancellation of common shares (b)	(80)	-
Closing balance as at December 31, 2004	17,610,132	219,653
November 30, 2005 mandatory conversion of Convertible Debentures (c)	47,322,829	10,274
Closing balance as at December 1, 2005	64,932,961	229,927
Conversions of debentures during the fourth quarter of 2005 (c)	734,000	159
Closing balance as at December 31, 2005	65,666,961	230,086
February 2, 2006
Private placement (d)	333,333,333	50,000
Conversion of debentures (d)	280,881,314	61,806
February 27, 2006
Private placement (d)	28,498,302	4,275
Conversion of debentures (d)	20,391,019	4,485
Conversion of debentures during the first quarter of 2006	89,269	21
Conversions of debentures during the second quarter of 2006	1,763,286	393
July 24, 2006 issuance of shares (e)	2,769,576	1,108
Closing balance as at December 31, 2006	733,393,060	352,174

(a)
On February 18, 2004, the Company completed a public offering and a private placement of Units. Each Unit issued was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one common share at a price of $9 per common share until the end of February 2006. On February 24, 2004, the over-allotment option related to the public offering was exercised. The total net proceeds to the Company amounted to $46.8 million after deducting share issue costs of $3.2 million.

The gross proceeds of $50.0 million were allocated between common shares and warrants based on their then fair market values. Accordingly, $38.8 million was allocated to common shares and $11.2 million to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted average risk-free interest rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

(b)	The Company effectively terminated its Employee Stock Purchase Plan as of January 1, 2004 and cancelled 80 common shares in 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(c)
On November 30, 2005, pursuant to the terms of the Convertible Debentures, $10.0 million in principal amount of the Convertible Debentures and $0.3 million of accrued interest payable in kind thereon were converted into common shares. Other conversions of Convertible Debentures took place in 2005.

(d)
On February 2, 2006, the Company completed a private placement and converted Convertible Debentures, including accrued interest payable in kind thereon, into common shares. On February 27, 2006, the Company completed a similar private placement and converted Convertible Debentures, including interest payable in kind thereon, into common shares. Share issue costs amounted to $1.0 million.

(e)
On July 24, 2006, the Company issued common shares to its former Interim President and Chief Executive Officer as per the terms of an agreement. Compensation expense of $1.1 million, as well as $0.7 million for all applicable taxes, was included in selling, general and administrative expenses in 2006.

Warrants
	December 31, 2006	December 31, 2005	December 1, 2005
	Number of warrants	Number of warrants	Number of warrants
Warrants issued in July 2003
Exercise price of $10 per common share,
expiring on July 18, 2008 and August 27, 2008	352,941	352,941	352,941
Warrants issued in February 2004
Exercise price of $9 per common share,
expired on February 20, 2006	-	3,571,465	3,571,465
Issued and outstanding warrants	352,941	3,924,406	3,924,406

Upon the adoption of fresh start accounting on December 1, 2005, the value of the warrants was determined to be nil as at the revaluation date (see note 1). This value was determined using the Black Scholes option pricing model.

Stock-Based Compensation Plan

The following table summarizes the activity in the Employee Stock Option Plan:

					Pre-fresh start (note 1)
	Year ended December 31, 2006		One month ended December 31, 2005		Eleven months ended November 30, 2005		Year ended December 31, 2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$		$
Outstanding,
beginning of period	232,480	30.17	285,430	27.23	406,580	25.03	306,310	32.96
Granted	27,435,835	0.32	-	-	-	-	149,000	7.47
Forfeited/expired	(2,867,600)	0.91	(52,950)	14.32	(121,150)	19.85	(48,730)	21.17
Outstanding,
end of period	24,800,715	0.54	232,480	30.17	285,430	27.23	406,580	25.03
Options exerciseable,
end of period	170,180	30.55	201,730	32.94	249,580	29.45	168,940	40.61

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes information about the Company's outstanding and exercisable stock options as at December 31, 2006:

Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
$			$		$

0.18 to 0.24	1,609,400	6.9 years	0.21	-	-
0.32 to 0.41	23,008,735	6.4 years	0.33	-	-
6.64 to 8.80	78,000	7.1 years	7.62	66,900	7.64
16.40 to 22.90	35,250	4.7 years	18.11	33,950	18.06
45.30 to 57.80	53,830	3.1 years	51.07	53,830	51.07
83.30 to 89.70	15,500	2.5 years	85.57	15,500	85.57
	24,800,715	6.4 years	0.54	170,180	30.55

Stock options under the Employee Stock Option Plan (old ESOP) may be granted to officers and other key employees of the Company to purchase common shares of the Company at an exercise price equal to the weighted-average trading price of all common shares for the five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years.

In March 2006, the Board of Directors approved a new employee and director stock option plan (new ESOP). The plan was approved by the shareholders of the Company at the Annual General Meeting of Shareholders held on June 8, 2006. Options are granted to directors and employees at the discretion of the Board of Directors. All stock options granted to employees under this plan vest over four years and expire seven years from the grant date. All stock options granted to directors under this plan vest over one year and expire seven years from the grant date. The exercise price of stock options granted under this plan shall be determined by the Board of Directors, but shall not be lower than the greater of the following: (a) the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option; and (b) the average closing price of the shares on the TSX for the fifteen trading days immediately preceding the date of the grant of the option.

The number of shares reserved for issuance under both plans cannot exceed 10% of issued and outstanding securities of the Company at any time. As at December 31, 2006, 73.3 million shares were reserved for issuance.  The Company intends to issue new shares upon any share option exercise.

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants relating to stock-based compensation and other stock-based payments. The Company determined compensation cost of stock options using the fair value method and applied this change retroactively without restatement of prior periods (see note 3).

The following amounts are recognized as compensation expense in the statement of operations for awards granted since January 1, 2002:

$

For the year ended December 31, 2004	247
For the eleven months ended November 30, 2005	728
For the one month ended December 31, 2005	-
For the year ended December 31, 2006	1,911

The fair value of direct awards of stock is determined based on the quoted market price of the Company’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model, using the following weighted average assumptions. The estimated fair value of options is amortized to expense over the option-vesting period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

		One month	Eleven months
	Year ended	ended	ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004

Options granted	27,435,835	-	-	149,000
Weighted average exercise price	$0.32	-	-	$7.47

Dividend yield	0.0%	-	-	0.0%
Volatility	100.0%	-	-	72.5%
Risk-free interest rate	4.22%	-	-	4.10%
Expected life	5 years	-	-	5 years
Fair value per option granted	$0.29	-	-	$6.33

Loss per share
The Company has outstanding options, warrants, Convertible Debentures and a convertible term loan that could potentially dilute the earnings per outstanding share in the future, but these were excluded from the calculation of diluted net loss per share for the periods presented, as they would have been anti-dilutive. As at December 31, 2006, the amount of common shares that could be issued: (1) from the exercise of all outstanding options is 24,800,715; (2) from the exercise of all outstanding warrants is 352,941; (3) from the conversion of the outstanding Convertible Debentures plus accrued interest payable in kind is 12,343,189; and (4) from the conversion of the outstanding convertible term loan plus accrued interest payable in kind is 118,181,182.

18.	Research and development expenses, net
Investment tax credits netted against research and development expenses amounted to approximately $0.9 million for the year ended December 31, 2006 ($0.1 million, $1.0 million and $2.1 million, respectively, for the one month ended December 31, 2005, the eleven months ended November 30, 2005 and the year ended December 31, 2004).

The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures, and can be used to reduce federal income taxes otherwise payable in Canada. Such credits, if not used in the year earned, can be carried forward for a period of twenty years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit was recognized on the balance sheet as investment tax credits to be used in future periods. As of July 1, 2003, the Company ceased the recognition of further federal investment tax credits.

In December 2006, the Company determined that there was insufficient evidence of reasonable assurance that investment tax credits in the amount of $4.6 million (nil in the one month ended December 31, 2005, $8.5 million in the eleven months ended November 30, 2005 and $4.2 million in the year ended December 31, 2004) would be realized within their remaining lives. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to the statement of operations.

19.	Gain on sale of long-term investment
During the third quarter of 2004, the Company sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003 for cash proceeds of $3.4 million (US$2.7 million). This long-term investment had been recorded at an estimated fair value of nil at the time of the Netro acquisition.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

20.	Finance charges, net

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
			$	$

Financing charges	882	582	5,035	-
Interest on long-term debt	3,698	283	6,571	8,474
Interest on credit facility	9,336	684	2,475	-
Interest on convertible redeemable secured debentures	1,082	737	2,586	-
Interest on convertible term loan	214	-	-	-
Other interest, net	(352)	30	402	(391)
	14,860	2,316	17,069	8,083

Non-cash financing expenses of $6.7 million, comprised of accreted interest on the convertible debentures and convertible term loan as well as interest paid in kind on the credit facility, convertible debentures, convertible term loan and CTR’s long-term debt, are included in financing expenses for 2006 ($0.8 million in the one month ended December 31, 2005 and $11.2 million in the eleven months ended November 30, 2005).

Commitment fees of $0.4 million on the credit facility and the convertible term loan are included in financing charges for 2006 ($0.2 million in the one month ended December 31, 2005 and $0.2 million in the eleven months ended November 30, 2005).

21.	Income taxes

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Income tax recovery at statutory rates	37,041	1,593	23,921	17,273
Decrease relating to non-deductible items	(2,781)	(536)	(1,131)	(830)
Reversal of temporary differences relating to subsidiaries	-	-	-	(994)
Benefit of losses not previously recognized	85	83	914	-
Decrease due to non-recognition of losses carried forward	(31,651)	(1,093)	(20,222)	(11,833)
Write-off of future tax assets	(1,478)	-	(2,647)	(24,997)
Other	(1,952)	(70)	(726)	277
Income tax (expense) recovery	(736)	(23)	109	(21,104)

The Company is currently appealing a tax assessment in the Kingdom of Saudi Arabia. The Company has accrued $0.9 million in relation to this matter for taxes and penalties. The appeal committee has not yet issued a decision on this matter.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Future income taxes consist of the following temporary differences:

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Investment tax credits	-	(1,571)	(1,571)
Excess of tax value over book value of property, plant
and equipment and intangible assets	11,513	11,585	11,482
Holdbacks	(853)	(173)	(173)
Unclaimed research and development expenses	28,629	30,921	30,708
Losses carried forward	89,406	55,144	53,725
Other	2,524	3,012	2,966
Valuation allowance	(131,219)	(98,918)	(97,137)
	-	-	-

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes since in the year that investment tax credits are used, they are subject to income taxes.

Certain research and development expenditures incurred in Canada, in the amount of approximately $74.0 million, can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has yet to be claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of continued losses and the significant uncertainties surrounding the future prospects of the Company, management determined that a valuation allowance on all the future income tax assets was appropriate.

The expiry dates of the Company’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

	Amount	Expiry date
	$

Canada	177,000	2010 - 2026
Chile	58,000	Indefinite
United States	53,000	2023 - 2024

Due to ownership changes for US income tax purposes in September 2003, the Company’s use of its net operating losses and tax credits, which were incurred prior to and including the date of ownership change, is subject to an annual limitation.

The Company also has unrecorded investment tax credits that can be used to reduce future income taxes payable, expiring at various dates and in different tax jurisdictions as follows:

	Amount	Expiry date
	$

Canada	24,000	2010 - 2026
United States	7,000	2018

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The components of income tax (expense) recovery are as follows:

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Current expense (recovery)	(736)	(23)	109	(829)
Future expense	-	-	-	(20,275)
	(736)	(23)	109	(21,104)

22.	Restructuring, asset impairment and other charges

2006 Restructuring, asset impairment and other charges

For the year ended December 31, 2006, restructuring charges of $31.5 million were incurred.

The Wireless Telecommunications Product segment includes a charge of $13.9 million to adjust inventory to its realizable value, an impairment charge for intangible assets of $5.4 million and an impairment charge for property, plant and equipment of $2.3 million, which took place in the third quarter of 2006. The charges result from management’s continued restructuring activities, which include the realignment of the business on performing products. As a result, inventory, property, plant and equipment and intangible assets directly related to products that the Company is either discontinuing or phasing out over time were written down. Inventory was written down to management’s best estimate of net realizable value. The intangible assets, comprised of customer relationships, were written down to their estimated fair value determined based on the present value of the related estimated future cash flows. The property, plant and equipment was written down to its estimated fair value based on the estimated sale price for such assets.

In the third quarter of 2006, an impairment charge of $7.2 million on property, plant and equipment was recorded in the Telecommunications Service Provider segment. In light of performance below par and non-binding purchase offers received, the Company tested CTR’s net assets for recoverability. Total estimated future cash flows on an undiscounted basis were less than the carrying value of the net assets. The impairment loss of $7.2 million was measured as the difference between the fair value, based on discounted estimated future cash flows, and the carrying value of the net assets.

During the first six months of 2006, restructuring charges included $1.2 million of severance and termination benefits in relation to the Company’s ongoing efforts to reduce its cost structure. A revision to these estimates was made in the fourth quarter of 2006 based on new information related to the terminations, resulting in additional charges of $0.1 million. These costs primarily related to the Company’s decision to outsource its manufacturing operations and to a reduction of employees in its France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees.

Pursuant to the Company’s decision to outsource manufacturing operations of non-WiMAX products, the Company agreed to sell, during the second quarter of 2006, certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006.

During the second quarter of 2006, $0.1 million was accrued as a result of a reduction in expected sub-lease revenue related to a Montreal facility that was vacated.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes the 2006 restructuring charges:
	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2005	908	20	928
Additions	1,255	30,260	31,515
Amounts paid/written-down	(1,783)	(30,280)	(32,063)
Liability as at December 31, 2006	380	-	380

2005 Restructuring, asset impairment and other charges

For the eleven months ended November 30, 2005, restructuring charges of $17.2 million were incurred.

These charges were comprised of $3.0 million related to severance and termination benefits for the termination of employees originally laid-off in January 2005 in the Canadian location, and salary continuance for a period ranging from eighteen to twenty-four months relating to the termination of employment contracts for certain executives. These charges were taken by the Company to continue to reduce its cost structure in line with current and projected revenue levels. In total, 95 employees were terminated including 41 research and development employees, 16 project management employees, 9 sales and marketing employees, 19 operations employees and 10 administration employees.

During the second quarter of 2005, as part of its restructuring efforts, the Company undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Company decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $19.9 million offset by an inventory provision of $3.3 million, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France. The inventory write-down related to France, in the amount of $2.8 million, is included in discontinued operations (see note 23).

During 2005, the Company determined that certain satellite-related assets to be deployed had deteriorated.  Accordingly, a charge of $0.3 million was recorded to write-down such assets to their fair market value.  In addition, $0.1 million was accrued for lease charges related to a Montréal (Québec) manufacturing facility that was vacated in November 2005.

The following table summarizes the 2005 restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2004	280	664	944
Additions	3,038	14,162	17,200
Amounts paid/written-down	(2,255)	(14,731)	(16,986)
Liability as at December 1, 2005	1,063	95	1,158

Amounts paid/written-down	(155)	(75)	(230)
Liability as at December 31, 2005	908	20	928

2004 Restructuring, asset impairment and other charges

During the second and third quarter of 2004, restructuring charges of $7.7 million were incurred.

These charges were undertaken by the Company to reduce its cost structure in line with current and projected revenue levels. These costs were comprised primarily of severance and termination benefits, write-off of specific inventory and other assets and accrued lease charges and operating costs related to the U.S. facilities in Washington, as well as losses on the sale of redundant assets. In total, 45 employees were terminated including 28 research and development employees, 1 project management employee, 6 sales and marketing employees, 4 operations employees and 6 administration employees.

Management decided that it would no longer pursue the development and sale of the Stride 2400 product line.  As a result, the Company recorded the write-off of certain inventory of $1.1 million and deferred charges of $0.3 million in the second quarter of 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following table summarizes the 2004 restructuring charges:

	Severance and termination	Asset impairment and other costs	Total
	$	$	$
Liability as at December 31, 2003	944	-	944
Additions	3,436	4,265	7,701
Amounts paid/written-down	(4,100)	(3,601)	(7,701)
Liability as at December 31, 2004	280	664	944

23.	Discontinued operations

Effective December 1, 2005, the Company sold substantially all of the assets and operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Company effectively disposed of its Swing product line operations.

The sale price, as per the agreement, was to be established between one euro and €4 million, based on the performance of the sold businesses for the year ended November 30, 2006. The Company agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of €0.8 million. As of the third quarter of 2006, management estimated, with the available information, that the sold businesses would generate a loss in excess of  €0.8 million and as such, recorded a provision of $1.1 million (€0.8 million ) in the third quarter of 2006. However, following negotiations, an agreement was reached with the Purchaser resulting in no amounts payable. As such, the provision established in the third quarter of 2006 was reversed in the fourth quarter.

As a result of the sale transaction, the Company recorded the following charges in the one month ended December 31, 2005 as part of discontinued operations: a write-down of $0.4 million of the remaining fixed assets of its France subsidiary that were deemed to have no future use as well as a write-off of $0.6 million for remaining Swing-related inventory not taken by the Purchaser that was estimated to be unrecoverable.

Following the disposal of substantially all of the assets and operations of the France subsidiary, the Company has redirected the remaining operations of the subsidiary to act as a sales office in France for the Company’s other products. The Company entered into negotiations with the landlord of the subsidiary’s premises to terminate the lease in order to find premises more suited to its needs. An agreement was reached in March 2006. The Company accrued, as part of discontinued operations, the settlement of the lease termination as at December 31, 2005 in the amount of $1.5 million (€1.1 million) in the one month ended December 31, 2005. The Company vacated the premises in April 2006.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, Swing product line operations were presented as part of the Wireless Telecommunications Products segment.

The results of discontinued operations are as follows:
			Pre-fresh start (note 1)
		One	Eleven
	Year ended	month ended	months ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004
	$	$	$	$
Revenue of discontinued operations	-	254	13,918	24,862
Loss on disposal of discontinued operations	-	(1,761)	-	-
Pretax earnings (loss) of discontinued operations	788	(4,221)	(4,583)	(7,741)
Earnings (loss) from discontinued operations	788	(4,221)	(4,758)	(9,192)

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the Purchaser. During the year ended December 31, 2006, the Company earned royalties of $0.8 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The cash flows from discontinued operations are summarized as follows:

			Pre-fresh start (note 1)
		One	Eleven
	Year ended	month ended	months ended	Year ended
	December 31,	December 31,	November 30,	December 31,
	2006	2005	2005	2004
	$	$	$	$

Cash flows (used in) provided by operating activities	-	(2,115)	7,791	841
Cash flows provided by (used in) investing activities	-	762	(8)	(125)
(Decrease) increase in cash and cash equivalents from
discontinued operations	-	(1,353)	7,783	716

The net assets of discontinued operations are summarized as follows:

	As at	As at	As at
	December 31,	December 31,	December 1,
	2006	2005	2005
	$	$	$

Accounts receivable, net	-	5,809	5,235
Inventory	-	-	1,019
Other	-	250	880
Current assets	-	6,059	7,134

Property, plant and equipment, net	-	53	1,385

Accounts payable and accrued liabilities	-	(8,365)	(7,621)
Customer advances	-	(75)	(362)
Current liabilities	-	(8,440)	(7,983)

Net (liabilities) assets of discontinued operations	-	(2,328)	536

24.	Commitments and contingencies

(a)  Leases
The Company leases land, buildings and equipment under non-cancellable operating leases. Future minimum lease payments for the forthcoming years are as follows, per business segment:

	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
	$	$	$
2007	428	3,772	4,200
2008	168	3,473	3,641
2009	65	1,557	1,622
2010	33	132	165
2011	1	71	72
Thereafter	1	80	81
	696	9,085	9,781

With the closing of the sale of CTR on February 1, 2007, the Company was fully released from all of its obligations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(b)	Bonds

SR Telecom has entered into bid and performance-related bonds associated with various customer contracts.  Performance bonds generally have a term of twelve months while bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under applicable customer contracts. The total amount of bid and performance-related bonds that were available and drawn down at December 31, 2006 is $2.9 million ($2.0 million as at December 31, 2005 and $2.2 million as at December 1, 2005).

(c)	Guarantees
The Company has the following major types of guarantees:

(i)
As part of the normal sale of products, the Company has provided its customers with product warranties that generally extend for one year to two years for larger contracts.  As at December 31, 2006, the warranty provision is $0.9 million ($0.5 million as at December 31, 2005 and $0.5 million as at December 1, 2005). The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheets:

			Pre-fresh start (note 1)
	Year Ended	One month ended	Eleven months ended
	December 31, 2006	December 31, 2005	November 30, 2005
	$	$	$

Balance, beginning of period	543	470	815
Payments made during the period	(875)	(291)	(1,471)
Warranties accrued during the period	1,219	364	747
Less: Reduction in provision	-	-	379
Balance, end of period	887	543	470

(ii)
The Company also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Company’s products.  Claims under such indemnifications are rare and the associated fair value of the liability is not material.

(iii)	Pursuant to the acquisition of Netro, the Company has agreed to indemnify and hold harmless the directors and officers of Netro for a period of six years to 2009.

(d)	Litigation

The Company included in its accounts payable and accrued liabilities or income taxes payable, as at December 31, 2006, as at December 31, 2005 and as at December 1, 2005, management’s best estimate of the outcome of several litigations, described as follows:

Solectron Arbitration:
On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of  US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder was to be paid in three installments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004.

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation has subsequently come to an agreement with Solectron and has paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 due on August 26, 2005, was paid on September 7, 2005. No further obligations existed at December 31, 2005.

Future Communications Company (“FCC”) Litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly-owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal, filed on March 2, 2005, and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US$1.0 million plus court fees.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Employee Related Litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes, and by Canadian and provincial governments for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. Such amounts have been accrued in their respective classification on the statement of operations, including research and development expenses, income tax expense and selling, general and administrative expenses.

General
The Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a materially adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

(e)	Registration Rights

In connection with the issuance of the convertible redeemable secured debentures and convertible loan (collectively the “convertible debt”), the Company entered into a Registration Rights Agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company is required to cause the common shares issuable or issued pursuant to the terms of the convertible debt, to be registered under the United States Securities Act of 1933 upon request by the holders thereof. In the event that the Company does not comply with the request and other related conditions within the time limits provided in the Agreement, penalties will be payable by the Company at rates ranging from 0.5% to 2% of the common share amounts.

25.	Statements of cash flows

Non-cash working capital items

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Decrease in accounts receivable	6,859	7,819	2,028	28,179
Decrease (increase) in income taxes receivable	1,620	(236)	(1,337)	978
Decrease (increase) in inventory	4,920	2,044	571	(10,532)
(Increase) decrease in prepaid expenses	(1,887)	610	(1,883)	1,724
Decrease in investment tax credits	4,616	-	8,534	4,995
Decrease in accounts payable and accrued liabilities	(367)	(103)	(15,954)	(8,875)
Increase (decrease) in customer advances	1,979	(332)	(230)	(2,039)
	17,740	9,802	(8,271)	14,430

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
	$	$	$	$

Cash and cash equivalents are comprised of the following:
Cash in bank	19,250	9,479	4,796	4,549

Supplementary cash flow information

Non-cash financing and investing activities:
Exchange of 8.15% senior unsecured debentures	-	-	(70,730)	-
Issuance of 10% redeemable secured Convertible Debentures	-	-	75,526	-
Shares issued upon conversion of 10% redeemable secured
Convertible Debentures	66,705	159	10,274	-
Shares issued in connection with compensation expense	1,108	-	-	-
	67,813	159	15,070	-

Cash paid for:
Interest	7,798	275	3,758	8,461
Income taxes	269	2	130	450

Discontinued operations:
Cash flows from discontinued operations	788	-	-	-

26.	Related party transactions

			Pre-fresh start (note 1)
	Year ended	One month ended	Eleven months ended	Year ended
	December 31, 2006	December 31, 2005	November 30, 2005	December 31, 2004
			$	$
Accounts payable	-	-	-	19
Directors' fees payable	-	-	-	90
Interest and financing fees payable	609	310	245	1,110
Purchases	254	-	37	199
Directors' fees	448	17	572	260
Interest on debt	10,654	1,402	8,793	5,732
Financing fees	882	582	5,035	-

Most of the credit facility, debentures, Convertible Debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions took place with current shareholders. Furthermore, the Company has entered into transactions involving, primarily, professional services with members of its Board of Directors and their affiliated companies. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members.

27.	Derivative financial instruments
At December 31, 2006, December 1, 2005 and December 31, 2005, the Company had no forward contracts.

In March 2004, the Company sold its US$2.0 million forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $0.2 million, recorded in the statements of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

28.	Employee benefit plan
The Company maintained a defined contribution retirement program covering the majority of its employees. As of January 2006, the Company suspended the employer contributions to the Retirement Savings Plan with Group Retirement Services as part of its cost cutting initiatives. For the one month ended December 31, 2005, the eleven months ended November 30, 2005, and the year ended December 31, 2004, the Company contributed to the plan and recorded an expense of approximately $0.1 million, $0.8 million and $1.1 million, respectively.

As of January 1, 2005, the Company terminated its employee savings plan covering its US employees (plan qualifying under Section 401(k) of the Internal Revenue Code (“the Code”)). The plan allowed employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Company had contributed to this plan in 2004 and accordingly, recorded $0.2 million (US$0.2 million) in 2004 in expenses in the statements of operations.

29.	Business segments and concentrations
As at December 31, 2006, SR Telecom operated in two business segments. The first is the designing, building and deployment of advanced, field-proven broadband fixed Wireless Access solutions, as well as providing full turnkey services to customers. These products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban and remote areas around the globe.  The second business segment, carried out by CTR in Chile, provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile. On February 1, 2007, the Company sold CTR (see note 32).

The accounting policies and methods applied to each of the segments is the same as those described for the consolidated group. Inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated
2006	2005	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$	$	$
As at December 31:

Balance Sheets

Property, plant
and equipment, net	14,356	21,292	29,382	36,550	-	-	43,738	57,842
Intagible assets, net	27,794	41,904	-	-	-	-	27,794	41,904
Other assets, net	2,762	2,280	-	-	-	-	2,762	2,280
Total assets	200,860	229,915	98,832	108,541	(149,139)	(150,905)	150,553	187,551

For the year ended December 31, 2006 and the one-month period ended December 31, 2005:

Statements of operations

External revenue	68,267	5,638	19,188	1,734	-	-	87,455	7,372
Inter-segment revenue	440	24	-	-	(440)	(24)	-	-
Gross profit (loss)	(1,084)	865	19,188	1,734	-	-	18,104	2,599
Finance charges, net	11,184	2,014	3,676	302	-	-	14,860	2,316
Amortization and
depreciation of
property, plant
and equipment	3,636	292	2,686	218	-	-	6,322	510
Amortization and
depreciation of
other assets	409	244	-	-	-	-	409	244
Amortization and
depreciation of
intangible assets	8,700	710	-	-	-	-	8,700	710
Restructuring, asset
impairment and
other charges	24,313	-	7,202	-	-	-	31,515	-
Income tax expense	736	23	-	-	-	-	736	23
Loss from continuing
operations	109,285	5,146	7,130	14	-	-	116,415	5,160
Net loss	108,497	9,367	7,130	14	-	-	115,627	9,381
Purchase of property,
plant and equipment	1,571	251	2,760	506	-	-	4,331	757

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

	Wireless Telecommunications Products	Telecommunications Service Provider	Inter-Segment Eliminations	Consolidated
	2005	2005	2005	2005
	$	$	$	$
As at December 1:

Balance Sheets

Property, plant
and equipment, net	22,694	36,264	-	58,958
Intagible assets, net	42,614	-	-	42,614
Other assets, net	2,467	-	-	2,467
Total assets	238,324	108,179	(150,536)	195,967

For the eleven months ended November 30, 2005 and the year ended December 31, 2004:
(pre-fresh start accounting, see note 1)

	Nov 2005	Dec 2004	Nov 2005	Dec 2004	Nov 2005	Dec 2004	Nov 2005	Dec 2004
	$	$	$	$	$	$	$	$
Statements of operations

External revenue	51,342	80,490	17,670	18,584	-	-	69,012	99,074
Inter-segment revenue	937	782	-	-	(937)	(782)	-	-
Gross profit	8,703	24,596	17,670	18,584	-	-	26,373	43,180
Finance charges, net	14,230	5,341	2,839	2,742	-	-	17,069	8,083
Amortization and
depreciation of
property, plant
and equipment	3,205	4,320	5,328	6,875	-	(942)	8,533	10,253
Amortization and
depreciation of
other assets	1,191	477	-	598	-	(49)	1,191	1,026
Amortization and
depreciation of
intangible assets	826	914	-	-	-	-	826	914
Restructuring, asset
impairment and
other charges	16,878	7,701	322	-	-	-	17,200	7,701
Gain on sale of
long-term investments	-	3,444	-	-	-	-	-	3,444
Gain on settlement
of claim	2,670	4,583	-	-	-	-	2,670	4,583
Income tax recovery
(expense)	109	(12,610)	-	(8,494)	-	-	109	(21,104)
Loss from continuing
operations	73,190	67,933	3,817	9,009	-	-	77,007	76,942
Net loss	77,948	77,125	3,817	9,009	-	-	81,765	86,134
Purchase of property,
plant and equipment	1,127	2,827	2,223	2,253	(19)	1,012	3,331	6,092

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Geographic Information
The Company's basis for attributing revenue from external customers is based on the customer’s location. Telecommunication service revenue is generated entirely in Chile. Sales to customers located outside of Canada was approximately 98% of revenue or $86.0 million for the year ended December 31, 2006 (99% of revenue or $7.3 million for the one-month period ended December 31, 2005, 98% of revenue or $67.5 million for the eleven-month period ended November 30, 2005 and 92% or $91.0 million for the year ended December 31, 2004). The following sets forth external revenue from continuing operations by individual foreign countries where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated:

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Canada	1,425	2%
Argentina	10,847	12%
Spain	12,812	15%
Chile	19,220	22%
Mexico	19,735	22%
Others	23,416	27%
Total	87,455	100%

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

Canada	56	1%
Thailand	1,047	14%
Chile	1,734	24%
Mexico	1,771	24%
Argentina	1,999	27%
Others	765	10%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Canada	1,538	2%
Mexico	10,262	15%
Spain	10,953	16%
Chile	17,670	26%
Others	28,589	41%
Total	69,012	100%

For the year ended December 31, 2004, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Canada	8,026	8%
Thailand	10,576	11%
Chile	18,622	19%
Others	61,850	62%
Total	99,074	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The following sets forth external revenue from continuing operations by individual customer where the revenue exceeds 10% of the total consolidated revenue from continuing operations for the period indicated. All of these customers, except those listed as Others, are part of the Wireless Telecommunications Products business segment.

For the year ended December 31, 2006:

	Revenue	% of revenue
	$

Techtel LMDS Communicaciones	10,844	12%
Siemens S.A.	12,812	15%
Axtel S.A. de C.V.	16,632	19%
Others	47,167	54%
Total	87,455	100%

For the one-month period ended December 31, 2005:

	Revenue	% of revenue
	$

RTS (2003) Company Ltd.	964	13%
Telefones de Mexico, S.A. de C.V.	1,385	19%
Techtel LMDS Communicaciones	1,999	27%
Others	3,024	41%
Total	7,372	100%

For the eleven-month period ended November 30, 2005, pre-fresh start accounting (note 1):

	Revenue	% of revenue
	$

Telefones de Mexico, S.A. de C.V.	9,857	14%
Siemens S.A.	10,953	16%
Others	48,202	70%
Total	69,012	100%

For the year ended December 31, 2004, there were no individual customers exceeding 10% of total consolidated revenue from continuing operations.

Intangible assets are located entirely in Canada. The following sets forth the property, plant and equipment of continuing operations by location.

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Canada	14,109	19,673	19,736
Chile	29,382	36,550	36,264
Other	247	1,619	2,958
	43,738	57,842	58,958

30.	Financial instruments
The Company operates internationally, exposing it to significant market risks from changes in interest rates and foreign exchange rates. The Company may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk
The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Currency risk
The Company has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Company has limited currency exposure to freely tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Monetary assets and liabilities denominated in foreign currencies are as follows:

	As at	As at	As at
	December 31, 2006	December 31, 2005	December 1, 2005
	$	$	$

Cash and restricted cash	9,035	10,044	3,883
Accounts receivable, net	25,387	25,665	33,436
Accounts payable	24,041	16,017	15,615
Long-term credit facility	52,941	47,862	47,551
Long-term debt	33,116	34,447	34,487

Credit risk
The Company has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Company requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from four customers represents approximately 65% of the total trade receivable as at December 31, 2006 (as at December 31, 2005 - two customers represented 25%; as at December 1, 2005 - two customers represented 43%).

Fair value
As of December 1, 2005, all assets and liabilities were revalued pursuant to the comprehensive revaluation. Accordingly, management believes that all its financial instruments’ carrying values approximate their fair value as at December 31, 2005.

As at December 31, 2006, the following methods and assumptions have been used to estimate the fair value of the financial instruments:

➢	Current financial assets and liabilities and capital leases approximate their fair values due to their short-term nature.
➢	The long-term accounts receivable are valued using estimated discounted future cash flows expected to be generated.
➢	Debentures and notes payable are valued using year-end market prices for the instruments or similar freely traded instruments.

The fair value and carrying amount of these financial instruments were as follows:
SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

	December 31, 2006
	Carrying amount	Fair value
	$	$

Long-term accounts receivable, net	2,365	1,782
8.15% Debentures	270	176
10% Convertible redeemable secured debentures (debt and equity components)	2,793	3,296
Long-term credit facility	52,941	52,941
Convertible term loan (debt and equity components)	20,132	20,132

Fair value information for the CTR notes payable has not been presented. As at February 1, 2007, the Company closed the sale of CTR. As a result of this sale, the CTR notes have been assumed by the Purchaser.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

31.	Reconciliation of amounts reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from United States GAAP (US GAAP). While the information is not a comprehensive summary of all differences between Canadian and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders’ equity of the Company.

All material differences between Canadian and US GAAP and the effect on net loss, comprehensive loss and balance sheet amounts are presented in the following tables with an explanation of the adjustments.

Reconciliation of consolidated net loss and comprehensive loss

	Year ended December 31,
	2006	2005	2004
	$	$	$

Net loss - Canadian GAAP	(115,627)	(91,146)	(86,134)
Adjustments
Fresh start accounting and asset impairment 2006 (b)	6,009	1,225	-
Asset impairment 2001 (c)	1,666	1,666	1,666
Convertible redeemable secured debentures (d)	(63,370)	(11,146)	-
Convertible term loan (e)	17	-	-
Bid costs, deferred charges and start-up costs (f)	-	987	722
Derivative instruments (g)	329	(345)	(380)
Stock-based compensation (h)	-	209	247
Tax effect of the above adjustments (*)	-	-	(907)
Net loss - US GAAP	(170,976)	(98,550)	(84,786)
Basic and diluted loss per share - US GAAP	(0.25)	(4.52)	(5.09)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same as those used for Canadian GAAP purposes.

(*)  The Company ceased recognizing all benefits of tax loss carry forwards in 2004 and as such the reconciling items between Canadian and US GAAP are not tax effected after that date.

Statement of comprehensive loss

Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Reconciliation of reported amounts on consolidated balance sheets
Reconciliation of material selected balance sheet accounts between Canadian and US GAAP are as follows:

	Canadian GAAP	Adjustments (b)	All other Adjustments	US GAAP
	$	$	$	$

As at December 31, 2006
Accounts receivable, net (g)	26,940	-	626	27,566
Property, plant and equipment, net (c)	43,738	11,646	(15,728)	39,656
Intangible assets, net	27,794	(25,617)	-	2,177
Other assets, net (e)	2,762	298	686	3,746
Accounts payable (g) (e)	35,935	-	537	36,472
Convertible term loan (e)	10,487	-	6,104	16,591
Convertible redeemable secured debentures (e)	1,785	-	893	2,678
Capital stock (d) (i)	352,174	-	68,411	420,585
Warrants (i)	-	1,815	(764)	1,051
Equity component of convertible redeemable secured debentures (d)	1,008	-	(1,008)	-
Equity component of convertible term loan (e)	9,645	-	(9,645)	-
Contributed surplus/additional paid-in capital (d) (e)	1,911	21,867	(4,751)	19,027
Deficit, pre-fresh start accounting	(227,142)	227,142	-	-
Deficit (c) (d) (e) (g) (i)	(126,663)	(253,844)	(84,848)	(465,355)

	Canadian GAAP	Adjustments (b)	All other Adjustments	US GAAP
	$	$	$	$

As at December 31, 2005
Property, plant and equipment, net (c)	57,842	18,361	(17,394)	58,809
Intangible assets, net	41,904	(38,311)	-	3,593
Other assets, net	2,280	637	-	2,917
Convertible redeemable secured debentures (d)	40,630	-	(36,595)	4,035
Capital stock (d) (i)	230,086	-	7,273	237,359
Warrants (i)	-	13,029	(764)	12,265
Equity component of convertible redeemable secured debentures (d)	27,785	-	(27,785)	-
Contributed surplus/additional paid-in capital (d)	-	1,247	64,124	65,371
Deficit, pre-fresh start accounting	(227,142)	227,142	-	-
Deficit (c) (d) (g) (i)	(9,381)	(259,854)	(25,144)	(294,379)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Additional disclosures required under US GAAP are as follows:

(a)      Consolidated statement of changes in shareholders’ equity in accordance with US GAAP:

	Common stock		Warrants		Additional paid-in capital	Deficit	Total
	Common stock		Warrants
	$	$	$	$	$	$	$

Balance, December 31, 2003	10,467,283	180,074	352,941	1,656	-	(111,043)	70,687
Secondary public offering and private placement	7,142,929	38,787	3,571,465	11,214	-	-	50,001
Share issue costs	-	(2,090)	-	(605)	-	-	(2,695)
Cancellation of shares	(80)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(84,786)	(84,786)
Balance, December 31, 2004	17,610,132	216,771	3,924,406	12,265	-	(195,829)	33,207
Value of beneficial conversion feature recognized on Convertible Debentures	-	-	-	-	75,526	-	75,526
Shares issued upon mandatory conversion of Convertible Debentures and related accrued interest	47,322,829	20,274	-	-	(10,000)	-	10,274
Shares issued on subsequent conversion of Convertible Debentures	734,000	314	-	-	(155)	-	159
Net loss	-	-	-	-	-	(98,550)	(98,550)
Balance, December 31, 2005	65,666,961	237,359	3,924,406	12,265	65,371	(294,379)	20,616
Value of beneficial conversion feature recognized on convertible term loan	-	-	-	-	3,529	-	3,529
Expiry of warrants	-	-	(3,571,465)	(11,214)	11,214	-	-
Private placement	361,831,635	54,275	-	-	-	-	54,275
Issuance of shares to former CEO	2,769,576	1,108	-	-	-	-	1,108
Shares issued upon conversion of convertible debentures	303,124,888	128,808	-	-	(62,998)	-	65,810
Share issue costs	-	(965)	-	-	-	-	(965)
Stock-based compensation	-	-	-	-	1,911	-	1,911
Net loss	-	-	-	-	-	(170,976)	(170,976)
Balance, December 31, 2006	733,393,060	420,585	352,941	1,051	19,027	(465,355)	(24,692)

(b)
Fresh start accounting and asset impairment 2006
In accordance with Canadian GAAP, effective November 30, 2005, the Company adopted fresh start accounting (see Note 1). The Company reclassified the deficit that arose prior to the conversion to a separate account within shareholder’s equity and re-valued its assets and liabilities to their estimated fair values. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Under US GAAP, the transaction did not qualify as a capital reorganization and accordingly, fresh start accounting was not adopted.  The adjustments reflect the reversal of fresh start accounting adjustments recorded under Canadian GAAP and the related effect on current period depreciation, amortization and cost of revenue in the amounts of $2,6 million, $7.9 million and $ 0.1 million, respectively.

In addition, under Canadian GAAP, the asset impairments recorded in 2006 was based on the excess of the fresh start accounting carrying value of property, plant and equipment and intangible assets over their estimated fair value.  Under US GAAP, the impairment charges were determined as the excess of the historical carrying value of such assets, excluding any fresh start accounting, over their estimated fair value.  Fair value was determined as the present value of estimated future net cash flows.  The asset impairment under US GAAP in excess of that recorded under Canadian GAAP is $7.0 million.

The balance sheet adjustments are net of related depreciation, amortization and impairment charge adjustments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Estimated future amortization expense, for the intangible assets of $2.2 million under US GAAP, will be $0.6 million per year from 2007 to 2009 and $0.4 million for 2010.

(c)
Asset impairment 2001
Under Canadian GAAP, an asset impairment charge recorded in 2001 was based on the difference between the carrying value of certain assets and the undiscounted future net cash flows. Under US GAAP, the impairment charge was calculated as the amount by which the carrying value of the assets exceeded their fair value. Fair value was determined as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

(d)
Convertible redeemable secured debentures
Under Canadian GAAP, the convertible redeemable secured debentures are accounted for as described in note 14.  Under US GAAP, the issuance of Convertible Debentures in 2005 resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of the feature on August 18, 2005 was $75.5 million and $65.5 million was recognized on that date when the Convertible Debentures were issued and credited to additional paid-in capital. This amount is accreted over the life of the Convertible Debentures using the effective yield method.  As at December 31, 2006 and December 31, 2005, $65.4 million and $1.7 million, respectively, were accreted to the Convertible Debenture liability.

The remaining $10.0 million of Convertible Debentures were subject to a mandatory conversion clause, the date of which was contingent on a number of factors, and were initially credited to a liability. The beneficial conversion feature of this portion, being $10.0 million, was only recognized when the contingency was resolved, on November 30, 2005, and on that date it was reclassified from the liability account to additional paid-in capital. On the same date, pursuant to the mandatory conversion feature, an expense of $10.0 million was recognized and recorded as the convertible debenture liability, since the accretion of these debentures was accelerated by the conversion. Upon conversion, $10.0 million of Convertible Debentures, and $10.0 million of additional paid-in capital, were credited to share capital.

The terms and conditions of the Convertible Debentures were examined to determine if any of these terms and conditions created embedded derivatives. These features did not result in the recognition of any such embedded derivatives.

During the year ended December 31, 2006, $63.0 million of the Convertible Debentures were converted, of which $2.2 million had already been accreted and an additional $60.8 million was recognized as accretion expense and credited to the debenture liability. In addition, $63.0 million of Convertible Debentures and $63.0 million of additional-paid in capital were credited to share capital. As at December 31, 2006 and December 31, 2005, interest accrued on these debentures, payable through the issuance of additional debentures not yet issued, amounted to $0.3 million and $2.3 million, respectively.

(e)
Convertible term loan
Under Canadian GAAP, the convertible term loan is accounted for as described in note 15.  Under US GAAP, the issuance of the convertible term loan in 2006, resulted in the recognition of a beneficial conversion feature measured at the date of issuance. The total value of this feature on December 16, 2006 was $3.5 million. This amount will be accreted over the life of the convertible term loan using the effective yield method. As at December 31, 2006, $29 thousand was accreted to the convertible term loan.

The terms and conditions of the convertible term loan were examined to determine if any features of these terms and conditions created embedded derivatives. These features did not result in the recognition of any such embedded derivatives.

(f)
Bid costs, deferred charges and start-up costs
Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP. For the year ended December 31, 2006, there were no such costs.

(g)
Derivative instruments
Under US GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of foreign exchange embedded derivative net assets is $0.08 million at December 31, 2006 and net liabilities of $0.3 million at December 31, 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

(h)
Stock-based compensation
Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 17.  Under US GAAP, the intrinsic value method was used to account for stock-based compensation of employees to December 31, 2005. Compensation expense recognized under Canadian GAAP, using the fair value method, for the 2004 and 2005 periods would not be recognized under US GAAP. All stock options issued had an exercise price equal to or greater than the market value of the underlying shares at the date of grant; therefore, there is no expense under the intrinsic value method for US GAAP purposes for the one month ended December 31, 2005, eleven months ended November 30, 2005 and year ended December 31, 2004.

In December 2004, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standard (SFAS) No. 123R, Share-Based Payments.  SFAS No. 123 amends SFAS 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principals Board opinion (APB) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using the modified version of the prospective application for the stock options granted. Under that transition method, compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Stock-based compensation expense recognized for the year ended December 31, 2006 was $1.9 million. As of January 1, 2006, the total remaining unrecognized compensation cost related to non-vested stock options was nominal.  The financial statements of prior periods do not reflect any restated amounts resulting from the adoption of FAS 123R.

Supplementary disclosures follow:

	Year ended December 31, 2006
	Number of options	Weighted- average grant date fair value

Nonvested stock options at the beginning of the year	30,750	$7.23
Nonvested stock options at the end of the year	24,630,535	$0.29
Stock options granted	27,435,835	$0.29
Stock options vested	10,150	$8.07
Stock options forfeited	2,867,600	$0.91

As of December 31, 2006, the total stock option compensation expense to be recognized in the statement of operations for the next five years is $2.3 million, $1.1 million, $0.5 million, $0.1 million and , $nil, respectively.

The 170,180 stock options exercisable at December 31, 2006 have an intrinsic value of nil.

Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Company’s pro forma net loss and loss per share for the years ended December 31, 2005 and 2004 would have been as follows:

	December 31,
	2005	2004
	$	$

Net loss - US GAAP - as reported	(98,550)	(84,786)
Fair value of stock-based compensation	(754)	(980)
Net loss - pro forma	(99,304)	(85,766)

Basic and diluted loss per share - US GAAP - as reported	(4.52)	(5.09)
Basic and diluted loss per share - US GAAP - pro forma	(4.56)	(5.15)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Years ended December 31,
	2005	2004

Dividend yield	n/a	0.0%
Expected volatility	n/a	72.5%
Weighted average risk-free interest rate	n/a	4.1%
Expected life	n/a	5 years

The weighted average fair value per option granted for all options outstanding as of December 31, 2005 and 2004 is $11.17 and $11.81, respectively.

(i)
Share issue costs, restructuring costs and gross profit relating to CTR
Under Canadian GAAP, share issue costs may be charged to retained earnings. Under US GAAP, share issue costs must be deducted from the proceeds of issue. In 2006, share issue costs deducted from retained earnings amounted to $965 thousand ($3.6 million in 2005).

For US reporting purposes, inventory write-downs in the nature described in note 22 would be included as a component of cost of revenue and not included in restructuring charges.

Under Canadian reporting, telecommunications operating expenses have not been included in the determination of gross profit. Under US reporting, all operating costs related to CTR would be included in the determination of gross profit. The resulting gross (loss) profit (including the impact of other items described in this note that affect gross profit) under US GAAP for the years ended 2006, 2005 and 2004 was ($9.9) million, $1.3 million and $29.3 million, respectively.

(j)
Net unrealized holding gains (losses)
Under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company’s investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under US GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders’ equity on the balance sheet, until realized. Upon realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2006 and December 31, 2005, the Company was not holding any investments.

(k)
Research and development
Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under US GAAP, Canadian federal investment tax credits are included in the provision for income taxes. The Company ceased recognizing benefits of federal investment tax credits carry forwards in 2003 and as such no reconciling item between Canadian and US GAAP is required for the 2004, 2005 and 2006 periods.

(l)
Recent pronouncements
In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features. The Company does not provide any early retirement or post-employment programs and thus, the adoption of EITF 05-5 is not expected to have a material impact on the Company’s consolidated financial statements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company plans to adopt FIN 48 beginning January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair valuemeasurements; the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Company plans to adopt this Statement beginning January 1, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the Company's consolidated financial statements.

32.	Subsequent events

a)
Term Loan
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing. The term loan has a five-year term and is subject to the same security as the existing loans under the credit facility, but ranking senior to the existing loans. The term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. The cash portion of the interest will be payable in kind until December 2008.  A payout fee of 5% of the term loan will be paid to lenders upon repayment or maturity of the loan. Closing of the transaction occurred on July 3, 2007.

In connection with entering into this new term loan, the syndicate of lenders has agreed to amend certain terms of the initial advances under the credit facility and the convertible term loan. The maturity date has been amended to match the maturity date of this new financing, and the cash portion of the interest will be payable in kind until December 2008

In addition, amendments were also made to the terms of the credit facility and the convertible term loan for the portion of the debt held by two of the lenders. A conversion right was granted to these two lenders whereby their respective portions would be convertible into common shares of the Company. As well, the conversion price of the portion of the convertible term loan held by one of the lenders was amended.

b)
Reorganization plan
On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide severance costs are estimated to be $0.8 million.

c)	Sale of property On April 12, 2007, the Company closed the sale of its land and building located in Montréal (Québec), Canada for gross proceeds of $8.6 million

The land and building had a net book value of $2.0 million and $3.1 million respectively as at December 31, 2006. This property is presented as part of the Wireless Telecommunications Products segment as at December 31, 2006. The land and building did not qualify to be presented as held for sale at year-end given that the Company has leased back a significant portion of the sold property for a term of 10 years at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company will be accounting for the leaseback of the property as an operating lease. The Company realized a gain on sale of property of $3.6 million in the second quarter of 2007, which will be deferred and amortized over the term of the lease. As part of the lease agreement, the Company is to provide a security deposit of three months’ rent to be returned, proportionately, at the end of the third, fourth and fifth year of the lease. In addition, the purchaser has retained three months’ rent from the proceeds as additional security deposit to be returned at the earliest of when the Company completes two consecutive profitable quarters or the end of the lease term.

d)
Debenture conversion
On February 14, 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest thereon to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest thereon into common shares at an effective rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest thereon were converted into 13,181,651 common shares. The Company will record these conversions as induced early conversions, with the number of shares converted being measured at $0.217 per common share, pursuant to the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million will be included in financing expenses and incremental conversion costs of $0.9 million will be included in deficit.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest thereon for $0.8 million. The Company will record this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity components of the convertible debentures. The resulting gain of $0.05 million relating to the debt component will included in financing expenses and the resulting loss of $0.04 million relating to the equity component will be included in deficit.

As of March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

e)
Sale of CTR
On February 1, 2007, the Company announced the closing of the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Service Provider segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. As part of this transaction, the Company was fully released from all of its obligations with respect to CTR, including liabilites in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to an amount of US$12.0 million.

The results of operations and the cash flows of the Telecommunications Service Provider segment did not qualify for presentation as discontinued operations as of December 31, 2006 as CTR only became available for sale in its present condition in 2007.

Beginning February 1, 2007, the results of operations and the cash flows of the Telecommunications Service Provider segment will be presented in the financial statements as discontinued operations.

The following information sets forth the summarized pro forma condensed consolidated balance sheet of the Company as if the sale transaction had occurred on December 31, 2006, and the results of operations and cash flows as if the sale transaction had occurred on January 1, 2006. Certain transaction costs were assumed in arriving at the pro forma information. The sale of CTR resulted in a loss of $0.2 million, recognized in the first quarter of 2007.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Condensed Consolidated Balance Sheet

Pro forma
as at December 31, 2006
$
Assets
Current assets	67,507
Property, plant and equipment	14,356
Other assets	33,320
115,183

Liabilities
Current liabilities	37,278
Long-term credit facility	52,941
Long-term convertible term loan	10,487
Long-term liability	1,749
Long-term debt	270
Convertible redeemable secured debentures	1,785
104,510
Shareholders' Equity
Capital stock	352,174
Equity components of Convertible Debentures and convertible term loan	10,653
Contributed surplus	1,911
Deficit pre-fresh start accounting	(227,142)
Deficit	(126,923)
10,673
115,183

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars except where otherwise stated)

Condensed Consolidated Statement of Operations

Pro forma
For the year ended
December 31, 2006
$
Revenue	68,707
Cost of revenue	69,724
Gross profit	(1,017)
Operating loss from continuing operations	(99,462)
Finance charges	11,184
Loss from continuing operations	(110,697)
Net loss	(109,909)

Condensed Consolidated Statement of Cash Flows

Pro forma
For the year ended
December 31, 2006
$
Cash flows used in continuing operating activities	(49,811)
Cash flows provided by continuing financing activities	67,664
Cash flows used in continuing investing activities	(8,289)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montréal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783